                                                                 Exhibit (a)(31)





                            [DIME BANCORP, INC LOGO]

June 26, 2000

Dear Fellow Stockholder:

     The July 14, 2000 Annual Meeting of Stockholders is just weeks away. Dime's Board of Directors urges you to vote FOR the reelection of five of your directors by signing, dating and returning the WHITE proxy card in the enclosed postage-paid envelope TODAY.

     Your Board of Directors, together with senior management, is actively engaged in a comprehensive review of all strategic options in order to realize the full value of Dime's franchise for our stockholders. On May 24, 2000, we announced that we were in the preliminary stages of negotiations with parties concerning the possibilities of a strategic transaction and had begun to enter into confidentiality and standstill agreements. That process is continuing.

     However, North Fork Bancorporation's campaign to solicit "withhold authority" votes regarding the reelection of Dime's five director nominees could interfere with your Board's ability to develop superior alternatives for stockholder value. Consider: North Fork has undertaken this expensive and distracting campaign, which they have cloaked in rhetoric about "sending messages," even though our Directors will continue in office. Rather than sending any "messages," your Board of Directors believes that North Fork's actions are actually designed to enrich itself at your expense by pushing its hostile takeover offer, which your Board has already rejected as inadequate and not in the best interests of Dime's stockholders. We also believe that North Fork's futile and wasteful proxy solicitation is an attempt to divert your attention from that fact.

    WE ARE FULLY COMMITTED TO REALIZING THE FULL VALUE OF THE DIME FRANCHISE
                          FOR ALL OF OUR STOCKHOLDERS!

            DO NOT UNDERCUT OUR ABILITY TO GET YOU THE BEST RESULT!

            DO NOT SIGN NORTH FORK'S GOLD PROXY CARD FOR ANY REASON!

     If you have already signed North Fork's gold proxy card, you can easily revoke the card by signing and returning the enclosed WHITE proxy card today. You should NOT return any gold proxy card you receive from North Fork, not even as a protest against North Fork's high-handed tactics.

     Support your Board of Directors' ability to realize the full value of Dime's franchise for all stockholders. Vote FOR the reelection of the five nominees for director. Please sign, date and return the enclosed WHITE proxy card TODAY.

Thank you,

/s/ Lawrence J. Toal

Lawrence J. Toal
Chief Executive Officer

                            IMPORTANT INSTRUCTIONS:

 If your shares are held in the name of your bank or broker, only they can vote your shares.
   Please return the enclosed WHITE proxy card to your bank or broker in the envelope provided or contact the person responsible for your account and give instructions to vote FOR the reelection of the five nominees for director.

   IF YOU HAVE ANY QUESTIONS OR REQUIRE ANY ASSISTANCE IN VOTING YOUR SHARES,
            PLEASE CONTACT: INNISFREE M&A INCORPORATED, TOLL-FREE AT

                                 1-888-750-5834